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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

Cambridge Investment Research, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1776 Pleasant Plain Road
(No. and Street)

Fairfield (City) Iowa (State) 52556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Oliver 641-472-5100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

221 3rd Avenue SE STE. 300 (Address) Cedar Rapids (City) IA (State) 52401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Oliver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge Investment Research, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

VP, Finance
Title

Notary Public

KRISTINE W. DAVIS
COMMISSION NO. 756585
MY COMMISSION EXPIRES
1-16-12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cambridge Investment Research, Inc.

Financial Report
December 31, 2009

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

We have audited the accompanying statement of financial condition of Cambridge Investment Research, Inc. (the "Company"), a majority owned subsidiary of Cambridge Investment Group, Inc., as of December 31, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Investment Research, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP
McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 22, 2010

Cambridge Investment Research, Inc.

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	2,443,719
Receivables:		
Clearing brokers		10,790,590
Commissions		17,674,745
Other		10,690,034
Deposits with clearing brokers		210,000
Securities owned, at market value (Note 2)		923,357
Other assets		1,654,272
	$	44,386,717

Liabilities and Shareholder's Equity		
Commissions payable	$	19,737,124
Accounts payable		965,450
Accrued expenses		822,783
Due to clearing broker		23,706
Securities sold, not yet purchased, at market value		5,032
Due to affiliate (Note 5)		1,074,863
Total liabilities		22,628,958
Commitments and Contingencies (Note 6 and 7)		
Shareholder's Equity (Note 4):		
Common stock, $.01 par value; 750,000 shares authorized; 10,000 shares issued and outstanding		100
Additional paid-in capital		48,900
Retained earnings		21,708,759
Total shareholder's equity		21,757,759
	$	44,386,717

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Operations
Year Ended December 31, 2009

Revenues:	
Commissions	$ 105,924,585
Fee-based	51,109,418
Other	11,998,166
Total revenue	169,032,169
Expenses:	
Commissions	134,433,739
Management fees (Note 5)	20,735,727
General and administrative	3,092,686
Clearing firm charges	1,220,157
Professional fees including litigation and customer settlements	2,794,061
Regulatory fees	202,958
Other expenses	163,766
Total expenses	162,643,094
Net income	$ 6,389,075

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2008	$ 100	$ 48,900	$ 16,319,684	$ 16,368,684
Capital distributions	-	-	(1,000,000)	(1,000,000)
Net income	-	-	6,389,075	6,389,075
Balance, December 31, 2009	**$ 100**	**$ 48,900**	**$ 21,708,759**	**$ 21,757,759**

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net income	$ 6,389,075
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of other receivables	1,265,692
Provision for doubtful other receivables	117,974
Change in assets and liabilities:	
Increase in receivables - clearing brokers	(1,179,543)
Increase in receivables - commissions	(5,766,324)
Increase in receivables - other	(5,301,850)
Increase in securities owned	(7,369)
Increase in other assets	(148,773)
Increase in commissions payable	6,164,160
Increase in accounts payable	277,533
Increase in accrued expenses	463,783
Increase in due to clearing broker	16,752
Decrease in securities sold, net yet purchased	(72,374)
Increase in due to affiliate	763,711
Net cash provided by operating activities	2,982,447
Cash Flows from Financing Activities:	
Capital distributions	(1,000,000)
Net increase in cash and cash equivalents	1,982,447
Cash and cash equivalents, at beginning of year	461,272
Cash and cash equivalents, at end of year	$ 2,443,719

See Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies

Organization and business: Cambridge Investment Research, Inc. (the "Company") was incorporated in Iowa on October 2, 1995. The Company is a wholly-owned subsidiary of Cambridge Investment Group, Inc. The Company is registered as a broker dealer in securities with the Securities and Exchange Commission; a member of the Financial Industry Regulatory Authority and also registered as an introducing broker dealer with the National Futures Association. In this capacity, it deals primarily in mutual funds, managed accounts and insurance related products. The company introduces its customers to clearing brokers on a fully disclosed basis. The Company also sells direct participation programs that may be organized as commodity pools.

The Company, under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act).

Cash equivalents: The Company considers liquid investments with maturities of three months or less to be cash equivalents.

Receivables from clearing brokers and commissions: Receivables from clearing brokers and commissions receivable primarily consists of commission and transaction-related receivables.

Receivables from others: From time to time, the Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes. These loans are recorded at face value at the time the loan is made. If the registered representative does not meet specific requirements or terminates his or her registration with the Company prior to the forgiveness of the loan, management will evaluate the collectability of the remaining loan amount. Forgivable loans to registered representatives totaled $8,981,328 as of December 31, 2009. The loans are amortized to general and administrative expense for financial reporting purposes over the term of the loan. Loan amortization charged to expense was $1,265,692 in 2009.

Some loans to registered representatives are not subject to a forgiveness contingency. These loans are repaid to the Company by deducting a portion of the representatives' commission and fee payouts throughout the compensation cycle until the loans are paid off. Interest charged on these loans to representatives ranges up to 7% annually.

Management performs periodic credit evaluations and provides an allowance based on our assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a loan has been impaired and the amount of the loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified and written off. The allowance for receivables from others was none as of December 31, 2009. Loans written off to expense totaled $117,974 in 2009.

Income taxes: The Company is recognized as a qualified subchapter S subsidiary by the Internal Revenue Service. The parent company's shareholders are liable for federal and state income taxes on its taxable income.

The Company adopted accounting standards relating to accounting for uncertainty in income taxes for the year ended December 31, 2009. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the years ended December 31, 2009 and 2008, the Company had no uncertain tax positions that are required to be recorded as a liability. The Company files income tax returns in U.S. federal jurisdiction and various states. With few

Note 1. Summary of Significant Accounting Policies (Continued)

exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2006.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for receivables from others, determination of litigation accruals and management fee allocation.

Revenue recognition: Commission revenue and related expenses arising from securities are recorded on trade-date basis. Revenue from fees is typically earned in accordance with the fee agreement and related fee platform cost. Other revenues primarily consist of fee platform revenue that is typically earned in accordance with agreements with registered representatives.

Securities owned or sold, but not yet purchased by the Company are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions on a trade date basis. Securities owned and securities sold, not yet purchased, are valued using quoted market prices.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. This topic applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy under this topic are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Note 1. Summary of Significant Accounting Policies (Continued)

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Certificates of deposit and restricted certificates of deposit are carried at amounts that approximate fair value due to the short-term nature of these instruments. These financial instruments are classified as Level 2 in the fair value hierarchy.

There were no financial instruments classified as Level 3 in the fair value hierarchy as of December 31, 2009.

Note 2. Securities Owned

Marketable securities owned, consist of trading and investment securities at market values, as follows:

Mutual funds	$	531,394
Restricted certificate of deposit	*	379,630
Certificate of deposit		12,333
	$	923,357

*During 2005, the Company's parent entered into a note payable to an unrelated entity in the amount of $500,000. The parent issued an irrevocable letter of credit to the lender in the same amount. The Company has collateralized the letter of credit with a certificate of deposit, which is considered a restricted asset and included in securities owned on the statement of financial condition.

Note 3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2009, the Company had net capital of $6,694,677, which was $5,186,415 in excess of its required net capital of $1,508,262. The Company's net capital ratio was 3.38 to 1.

Note 5. Related Party Transactions

The Company has a management agreement with an affiliated entity. Under the agreement, all normal administrative and overhead costs will be paid by the affiliate. The Company pays the affiliate a portion of these costs monthly. The affiliate was paid management fees amounting to $20,735,727 during the year ended December 31, 2009.

The Company has payables to affiliates of $1,074,863 at December 31, 2009.

On November 5, 2009, the Company's parent, Cambridge Investment Group, Inc., subscribed for and purchased limited liability interests in a single member limited liability company, Continuity Management Group, LLC, (CMG). On November 11, 2009, CMG subscribed for units in Continuity Partners Group, LLC, (CPG) a multi-member LLC. CPG is registered with the SEC as a Registered Investment Advisor. Its new member application with FINRA as a broker dealer is pending. CMG provides management services to CPG. CPG will provide its members with financing for succession plan implementation and practice acquisitions as well as enhanced practice management solutions. A condition of participation in CPG is maintenance of the participants' securities registration with the Company. See Note 8 for subsequent event.

Note 6. Financial Instruments, Off-Balance Sheet Risks and Contingencies

Fair value of financial instruments: The Company's financial instruments including, cash, deposits, receivables, other assets, accounts payable and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements Using		
Description	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Assets			
Mutual funds	$ 531,394	$ -	$ -
Restricted certificate of deposit		379,630	
Certificate of deposit	-	12,333	-
	$ 531,394	$ 391,963	$ -
Liability			
Securities sold, not yet purchased	$ 5,032	$ -	$ -

In the normal course of business, the Company's client activities through its clearing brokers involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivables from the clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities decline subsequent to December 31, 2009. In addition, the Company has sold securities that it does not own and it will, therefore be obligated to purchase such securities at a future date. The Company has

Note 6. Financial Instruments, Off-Balance Sheet Risks and Contingencies (Continued)

recorded this obligation in the financial statements at the December 31, 2009 market value of the securities, and may incur a loss if the market value of such securities increases subsequent to December 31, 2009.

The Company is involved in litigation arising out of the normal course of business. In these matters, indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcome at the present.

Note 7. Revolving Subordinated Loan

On September 1, 2009, the Company entered into a subordinated revolving loan agreement whereby the Company may borrow in up to two draws between October 1, 2009, the closing date, and September 1, 2010, the scheduled draw termination date, a total of not more than $6,000,000. During the number of months between the date of the draw and September 1, 2011, the scheduled maturity date, interest only payments are due on the principal amount outstanding. On September 1, 2011, all outstanding principal and any accrued and unpaid interest are due and payable.

Interest on borrowed amounts is either a base rate (defined as bank's prime rate or the fed funds rate plus 0.5%, whichever is greater) plus 3.00%, or one month LIBOR plus 5.00%. If one month LIBOR plus 5.00% is greater than the base rate plus 3.00%, then the applicable rate is one month LIBOR plus 5.00%. If one month LIBOR plus 5.00% is less than the base rate plus 3.00%, then the Company may choose either the base rate plus 3.00% or three month or six month LIBOR plus 5.00%. In the event the Company's total leverage ratio exceeds 1.25, the applicable interest rates increase by 0.25%.

The revolving loan carries an annual commitment fee of four tenths of one percent (0.40%) on the unused credit line, payable quarterly in arrears, during the period from the closing date until the scheduled draw termination date.

The revolving loan is unsecured and was accepted by the Financial Industry Regulatory Authority (FINRA) on September 21, 2009 as a satisfactory subordination agreement. As such, any amounts which are taken down in accordance with the agreement will be considered capital for the purpose of calculating the Company's net capital as defined under SEC Rule 15c3-1. Under the terms of the revolving loan, the Company is required to maintain various financial covenants including a total leverage ratio, fixed charge coverage ratio and minimum excess net capital. There were no advances on the revolving loan for the year ended December 31, 2009 and no outstanding borrowings on the revolving loan as of December 31, 2009.

The loan is guaranteed by Cambridge Investment Group, Inc., the Company's parent, and by the following of its parent's other wholly owned subsidiaries: Eneric Petroleum Corp., Cambridge Investment Research Advisors, Inc., and TBS Agency, Inc.

Note 8. Subsequent Events

The Company has evaluated subsequent events through February 22, 2010, the date on which the financial statements were available to be issued. See below for a discussion of subsequent events noted.

On January 11, 2010, CPG through a private placement of its member units acquired interests in the intangible assets (primarily customer relationships) of approximately 43 brokerage and advisory service providers, all of whom have their securities registrations with the Company. CPG will offer financing for succession plan implementation as service providers retire or in the event of their deaths, as well as financing for expansion of providers' practices through acquisitions. In addition, CPG will support organic growth of service providers' practices through enhanced practice management solutions.

Funding for CPG's financing of service providers' succession plans or acquisitions will be through the service providers' contribution of a portion of their practices' intangible assets and the assignment of a negotiated percent of their practices' commission and fee revenue on an ongoing basis.

Cambridge Investment Research, Inc.

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2009

Computation of net capital:		
Shareholder's equity	$	21,757,759
Non-allowable assets and other charges:		
Securities owned - restricted certificate of deposit		379,630
Receivables - clearing brokers		360,947
Receivables - commissions		1,611,522
Receivables - others		10,690,034
Other assets		1,654,272
Insurance deductible in excess of allowed		88,000
Net capital before haircuts on securities positions		6,973,354
Haircuts on securities positions and money market accounts		278,677
Net capital	$	6,694,677
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Commissions payable	$	19,737,124
Accounts payable		965,450
Accrued expenses		822,783
Due to clearing broker		23,706
Due to affiliate		1,074,863
Total aggregate indebtedness	$	22,623,926
Computation of basic net capital requirement:		
Minimum requirements of 6-2/3% of aggregate indebtedness of $22,623,926 or $100,000, whichever is greater	$	1,508,262
Excess net capital	$	5,186,415
Ratio of aggregate indebtedness to net capital		3.38 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2009.

Cambridge Investment Research, Inc.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2009

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2009

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

In planning and performing our audit of the financial statements of Cambridge Investment Research, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer accounts, we did not review the practices and procedures followed by the Company in any of the following:

(1) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

(2) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 22, 2010

McGladrey & Pullen

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments and Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Cambridge Investment Research, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries and check copies, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers such as interim financial statements, quarterly revenue reconciliations and monthly clearing firm statements, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 22, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048740 FINRA DEC
CAMBRIDGE INVESTMENT RESEARCH INC 13*13
1776 PLEASANT PLAIN RD
FAIRFIELD IA 52556-8757

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carla Stone 641-472-5100

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 146,996

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (45,545)

7/21/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 101,451

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 101,451

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 101,451

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cambridge Investment Research, Inc.
(Name of Corporation, Partnership or other organization)

Carla Stone
(Authorized Signature)

AVP, Finance
(Title)

Dated the 9 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 133,117,172
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	69,336,789
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	740,340
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	65,100
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	4,176,615
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	74,318,844
2d. SIPC Net Operating Revenues	$ 58,798,328
2e. General Assessment @ .0025	$ 146,996

(to page 1 but not less than $150 minimum)